William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 19057

May 24, 2011

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	William Penn Bancorp, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2010
Quarterly Report on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010
Filed September 28, 2010, November 15, 2010 and February 22, 2011
File No. 000-53172

Dear Mr. Nolan:

The following information is being provided in response to your letter dated April 26, 2011.  For your convenience, each comment is reproduced below followed by our response.

Form 10-Q for the fiscal quarter ended December 31, 2010

Note 9- Fair Value Measurements, page 15

1.
We note your response to comment 5 from our letter dated March 18, 2011.  In your response, you state that appraisals are based on “observable inputs for similar properties.”  We note that your impaired loans are comprised of loans for 1-4 family homes, commercial non-residential and land.  Please note that the valuation of many real estate assets – such as office buildings, manufacturing facilities, and similar build-to-suit facilities – requires adjustments to market-based valuation inputs to reflect the different characteristics between the assets being measured and the assets upon which the observable inputs are based.  Please tell us if you do not have any of these adjustments, and if not, why not.  If you do have adjustments, these adjustments could result in classification as a Level 3 fair value measurement for the real estate assets.  Please advise.

Mr. John P. Nolan
Senior Assistant Chief Accountant
May 24, 2011

RESPONSE

•
When analyzing the fair value of impaired loans we begin our analysis, as described previously, using appraisals that are based on observable inputs for similar properties.  We do review the age of the appraisals against the current real estate market conditions at the reporting date and make adjustments to reflect the actual fair value to be reported.  In future reporting we will classify any valuations that reflect adjusted appraisals as non-recurring Level 3 fair value measurements.

Management’s Discussion and Analysis, page 19

Non Performing Loans, page 29

2.
We note your response to comment 6 from our letter dated March 18, 2011, pertaining to the Wildwood, New Jersey property.  We note that a new investor acquired the property subject to the company’s first lien as well as three other liens in 2008.  We further note that the new investor has paid you “hundreds of thousands of interest in keeping monthly interest payments current” and because of the “enormity of his investment in the property” you believe the value of the property is much greater than the balance of the loan.  You also state that the property is exempt from the New Jersey Department of Environmental Protection from the Bay Island rule.  Please see our comments below:

•	Please quantify the amount of investment the new investor has made in the property and the amount of interest the investor has paid to keep the loan current.
•	Please tell us why this loan is considered impaired. Please tell us if the new investor or any of the investors are currently making principal payments.
•
Please tell us what precisely the Bay Islands Rule exemption provides and how this impacts the current valuation of the property and any future developments on the land.  Please tell us if there are any other federal, state, and/or local regulations that may inhibit development on the land and why nothing has yet to be developed on the land.  Please tell us what the ultimate intentions are for the land’s development and if the land is currently in a state where it is considered viable for development.

•
Please tell us why you believe the $7.2 million judgment in 2008 represents a meaningful valuation of the present land value.  Please tell us the precise procedures you have undertaken since 2008 in accordance with your accounting policies for valuing impaired loans on a timely basis.  Please tell us if you performed any other valuations on the property since 2004.

Mr. John P. Nolan
Senior Assistant Chief Accountant
May 24, 2011

RESPONSE

•
We know that the present owner acquired the property through foreclosure in 2008 and that the amount of his debt according to the Writ of Execution was $7.1 million.  We became aware that the new investor was making the monthly payments on our mortgage loan in August 2005 when he was a partner in the property with our original borrower.  We have been told that the current owner has made all of the monthly payments since that time.  The amount of those interest payments totals $1,837,952.

•
No principal payments have been made by anyone since the loan’s inception.  We consider the loan impaired for the following reasons: The sale of the property to a major nationally renowned builder/developer that was told to us at the time we approved the loan, never occurred.  The property has not been developed yet and no construction has occurred.  The loan documents were all executed by a party that no longer owns the security property.  The term of the original loan has expired.

•
The property’s exemption from the Bay Islands rule was granted by the New Jersey Department of Environmental Protection and published in the New Jersey Register on April 7, 2008. The Register states that, “Exempted bay islands do not face the same development restrictions imposed on bay islands.”  A representative of the present owner told us that the exemption was something that was a major event for them and for their plans for eventual development of the property.  They told us that they spent a great deal of time and money pursuing the exemption.  We do not know the details of the exemption’s affect on the property.  We are not aware of any other federal, state or local regulations that may inhibit development on the land.  A representative of the local government has told us that the township is very interested in having the property developed.  The representative of the present owner told us that the reason that they have not started development is that the current economic recession presents a major problem for the likelihood of rapid sales of new homes at the seashore.  They believe that the land is in a state where it can be considered viable for development.

•
Because the present owner invested so much in the property, was willing to pay significant interest over the period and was successful in obtaining the exemption from the Bay Islands rule, management contends that there was no reason to believe that the value of the property had deteriorated below the  appraised value despite general declines in real estate values over the past few years.  To alleviate any concern, we have recently ordered a re-appraisal of the property securing our loan and will report the results when received in the next SEC report.

Mr. John P. Nolan
Senior Assistant Chief Accountant
May 24, 2011

*     *     *     *     *

We acknowledge that the Company and Management are responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Terry L. Sager	/s/ Charles Corcoran
Terry L. Sager	Charles Corcoran
President	Chief Financial Officer

cc:           Babette Cooper
    Division of Corporation Finance